UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR    ☐  Form N-CSR

For the Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FitLife Brands, Inc.

Full Name of Registrant

___________________

Former Name if Applicable

5214 S. 136th Street

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68137

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported, on March 30, 2022, the Audit Committee of the Company’s Board of Directors commenced an independent investigation (the “Independent Investigation”) of issues that include, but may not be limited to, certain aspects of the Company's methods of revenue recognition for certain contractual arrangements of products when the performance obligation is satisfied upon delivery, and expensing of costs of inventory and related issues including the accounting treatment, financial reporting and internal controls related to such arrangements for the years ended December 31, 2021, 2020 and 2019. The Independent Investigation continues, and includes matters related to accounting for the annual and quarterly periods for the years ended December 31, 2021, 2020 and 2019.  As a result, the Company is unable to file the Quarterly Report at this time.

Following the completion of the Independent Investigation, the timing of which cannot be estimated, the Company will make a determination regarding whether any revision, correction or restatement of its financial statements for any previous quarter or fiscal year will be made, as well as the timing of filing the Quarterly Report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Susan Kinnaman	402	991-5618
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

•     Annual Report on Form 10-K for the year ended December 31, 2021

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FitLife Brands, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2022	By:	/s/ Susan Kinnaman
	Name:	Susan Kinnaman
	Title:	Chief Financial Officer